February 7, 2017

VIA EDGAR TRANSMISSION AND
FEDERAL EXPRESS PRIORITY OVERNIGHT

H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
CVR Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 19, 2016
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2016
Form 8-K
Filed July 28, 2016
Response dated September 8, 2016
File No. 1-33492
Supplement to Response Letter dated January 9, 2017

CVR Refining, LP
Form 10-K for the Fiscal Year ended December 31, 2015

Filed February 19, 2016
File No. 1-35781
Dear Mr. Schwall:
This letter sets forth supplemental information to our response letter dated January 9, 2017 which provided the responses of CVR Energy, Inc. (also referred to as “we”, “us” or the “Company”) and CVR Refining, LP (the “Partnership”) to the comment letter dated December 20, 2016, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2015 filed by each of the Company and the Partnership (File Nos. 1-33492 and 1-35781, respectively) and to the above referenced Definitive Proxy Statement on Schedule 14A and Form 8-K filed by the Company (File No. 1-33492). This supplement to the original response letter includes only those comments (comments 1, 2, 4 and 5) and associated responses for which we are providing supplemental information.
For your convenience, we have replaced each previous response to the above noted comments in its entirety which includes the supplemental information. Each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

CVR Energy ● 2277 Plaza Drive, Suite 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrenergy.com

H. Roger Schwall
February 7, 2017

CVR Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis, page 54

Results of Operations, page 65

Petroleum Business Results of Operations, page 70

1.
We understand from your response to prior comments four and eight that measures you have presented as “Cost of product sold (exclusive of depreciation and amortization)” exclude various costs in addition to depreciation and amortization that would be attributable to cost of products sold measures under GAAP. For example, you indicate that amounts reported as direct operating expenses are both inventoriable and excluded in computing gross profit measures in accordance with GAAP. Therefore, it appears revisions will be necessary to address the following points.

•	The “Cost of product sold (exclusive of depreciation and amortization)” label does not adequately describe the amounts you have presented.

•	You are required to present costs of revenues individually for product sales, services, and rentals to comply with Rule 5-03 of Regulation S-X.

Response:

In response to the Staff’s comment, we respectfully inform the staff that we reviewed the disclosures related to the “Cost of product sold (exclusive of depreciation and amortization)” and will modify the line item label in future filings to reflect “Cost of materials and other” as the line item description. This will be reflected in all future filings and will continue to represent the costs as previously disclosed in the Notes to the Consolidated Financials in footnote 2 (Summary of Significant Accounting Policies) under "Cost Classifications." The footnote will be updated to indicate that “cost of materials and other” includes cost of crude oil, other feedstocks, blendstocks, purchased refined products, pet coke expenses, renewable identification numbers expenses and transportation and distribution expenses. As included in the footnotes to the financials, we believe the label of “cost of materials and other” will appropriately describe the amounts as presented and the footnotes to the consolidated financial statements will appropriately reflect the needed disclosure as discussed below in our response to Comment 2. Additionally, we will include a subtotal on the Statement of Operations that provides a summation of “cost of materials and other”, “direct operating expenses” and “depreciation and amortization”. The subtotal will be labeled as “Cost of sales”.

We did review Rule 5-03 of Regulation S-X and believe that since any services or rentals are nominal that we are not required to separately present such revenues or the costs associated with those nominal sales. For the 2015 year, the rental income was approximately 0.1% of total revenues for the Company. There was no services income in 2015. In future periods and filings, if the amounts are more than nominal for either rental income or services income, the Company will present the

H. Roger Schwall
February 7, 2017

amounts of the revenue and costs associated with each category of revenue separately, as applicable, to comply with Rule 5-03 of Regulation S-X.

2.
We note that you have excluded depreciation and amortization from various line items on the Statements of Operations without indicating the excluded amounts attributable to each cost or expense category, notwithstanding the related details you have presented in MD&A. If you apply the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain costs and expense categories, you should separately report depreciation and amortization that is attributable to each line from which it is excluded.

Response:

In response to the Staff’s comment, we respectfully inform the staff that we have considered SAB Topic 11.B. In further consideration of our response and the proposed changes provided to Comment 1, above, we inform the staff that, based upon the modifications to be made in future filings associated with the presentation of Cost of sales, we will include depreciation and amortization separately within Cost of sales as one line item. Direct operating expenses will be reflected as (Direct operating expenses (exclusive of depreciation and amortization)) as reflected below. Additionally, although the depreciation associated with selling, general and administrative expenses is immaterial to the financials, we will provide the separate line item of Depreciation and amortization below the Selling, general and administrative expenses (exclusive of depreciation and amortization) line item on the Statement of Operations. Disclosure within the footnotes will be updated accordingly in conjunction with the presentation changes.

In response to both Comments 1 and 2, below is an example, based upon September 30, 2016 financial information, of the presentation of Cost of sales that will be in the Statement of Operations in future filings. Each period presented will conform and accordingly will have appropriate footnote disclosure. We have only included the nine months ended September 30, 2016 information for purposes of our response.

Nine Months Ended
(In millions)	September 30,
2016
Net Sales	$3,429.0
Operating costs and expenses:
Cost of materials and other	2,719.3
Direct operating expenses (exclusive of depreciation and amortization as reflected below)	409.2
Depreciation and amortization	134.5
Cost of sales	3,263.0
Selling, general and administrative expenses (exclusive of depreciation and amortization as reflected below)	81.7
Depreciation and amortization	6.3
Total operating costs and expenses	3,351.0
Operating income	$78.0

H. Roger Schwall
February 7, 2017

Form 8-K filed on July 28, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 15

4.
We note your response to prior comment eight concerning the need for reconciliation between non-GAAP measures, including although not limited to your measures of Refining Margin, Refining Margin adjusted for FIFO impact and gross profit excluding flood insurance recovery, and the most directly comparable measures calculated in accordance with GAAP. We understand that you would prefer to limit your disclosure in this regard and instead rely solely on a narrative description of the non-GAAP measures. However, we continue to believe that you should provide quantitative reconciliations for all non-GAAP measures, including the related unit measures that you disclose in the earnings releases and investor presentations of both companies to comply with Item 100(a)(2) of Regulation G.

Response:

In response to the Staff’s comment, we will include in future earnings releases and investor presentations quantitative reconciliations for all non-GAAP measures presented. Below is an example based upon September 30, 2016 information of what will be provided with respect to the calculation of the refining margin per crude oil throughput barrel and refining margin adjusted for FIFO impact per crude oil throughput barrel. We have only included the nine months ended September 30, 2016 information for purposes of our response.

Nine Months Ended
September 30,
(In millions)	2016

Net Sales	$3,161.9
Cost of materials and other	2,651.7
Direct operating expenses (exclusive of depreciation and amortization as reflected below)	267.2
Major scheduled turnaround expenses	31.5
Flood insurance recovery	-
Depreciation and amortization	93.7
Gross profit	117.8
Add:
Direct operating expenses (exclusive of depreciation and amortization as reflected below)	267.2
Major scheduled turnaround expenses	31.5
Flood insurance recovery	-
Depreciation and amortization	93.7
Refining margin	510.2
FIFO impact (favorable) unfavorable	(29.7)
Refining margin adjusted for FIFO impact	$480.5

H. Roger Schwall
February 7, 2017

Year to Date
9/30/2016

Total crude oil throughput barrels per day	194,893
Days in the period	274
Total crude oil throughput barrels	53,400,682

Year to Date
(In millions, except for $ per barrel data)	9/30/2016

Refining Margin	$510.2
Divided by: crude oil throughput barrels	53.40
Refining Margin per crude oil throughput barrel	$9.55

Year to Date
(In millions, except for $ per barrel data)	9/30/2016

Refining Margin adjusted for FIFO impact	$480.5
Divided by: crude oil throughput barrels	53.40
Refining Margin adjusted for FIFO impact per crude oil throughput barrel	$8.99

Similar quantitative calculations will be included in future earnings releases and investor presentations for other non-GAAP measures.

5.
Please adhere to the guidance in the preceding comment also with respect to the disclosures of non-GAAP measures in your periodic filings, such as Refining Margin and Refining Margin Per crude oil throughput barrel on pages 60 and 61 of your third quarter interim report, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, we will adhere to the guidance in the preceding comment and the associated response with respect to the disclosures of non-GAAP measures in future periodic filings such as Refining Margin and Refining Margin Per crude oil throughput barrel to comply with Item 10(e)(1)(i)(B) of Regulation S-K. All disclosures will include a reconciliation to the most directly comparable GAAP financial measure. For example, as reflected above, in our response to Comment 4, the reconciliation to refining margin will begin with gross profit, as the most directly comparable GAAP financial measure to refining margin.

******

H. Roger Schwall
February 7, 2017

If you have any additional questions or comments, please contact me at (281) 207-3464, or email me at sball@cvrenergy.com.

Very truly yours,

CVR ENERGY, INC.
CVR REFINING, LP

/s/ Susan M. Ball

Susan M. Ball
Chief Financial Officer and Treasurer

cc:    John J. Lipinski, Chief Executive Officer and President
cc:    John R. Walter, Senior Vice President, General Counsel and Secretary